

Delivering today
Investing for tomorrow

Annual Review and
summary financial
statement 2004

Delivering today
Investing for tomorrow

BT is one of Europe's leading providers of telecommunications services.

For the last few years BT has been transforming itself. That process is now accelerating.

In the following pages you can read about some of the ways in which we are driving that transformation and shaping the BT of the future.

In this Annual Review, references to "BT Group", "BT", "the group", "the company", "we" or "our" are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

Highlights

- Group turnover of £18.5 billion
- New wave turnover of £3.4 billion, up 30%
- Profit before taxation, goodwill amortisation and exceptional items of £2 billion, up 10%
- Earnings per share before goodwill amortisation and exceptional items of 16.9 pence, up 19%
- Net debt reduced from £9.6 billion to £8.4 billion
- Full year dividend of 8.5 pence, up 31%
- ICT contract wins of more than £7 billion
- Broadband end users of 2.2 million, up 177%

Group turnover* (£m)
years ended 31 March



18,447   18,727   **18,519**
02   03   **04**
* from continuing activities

Earnings per share before goodwill amortisation and exceptional items* (pence)
years ended 31 March



8.8   14.2   **16.9**
02   03   **04**
* from continuing activities

Dividends per share (pence)
years ended 31 March



2.0   6.5   **8.5**
02   03   **04**

Net debt (£m)
as at 31 March



13,701   9,573   **8,425**
02   03   **04**

Chairman's message

Your company has continued to make good progress this year – delivering strong financial results while continuing to transform the business. New wave revenues grew by 30% to £3,387 million.



Earnings per share, before goodwill amortisation and exceptional items, grew by 19% to 16.9 pence – almost doubling in two years. While continuing to invest for the future, we generated free cash flow of over £2 billion and reduced net debt to £8.4 billion – a reduction of two thirds on the level of three years ago.

Our business
Your company continues to make progress by innovating in our traditional markets and by growing revenues in all the new wave markets – ICT (information and communications technology), broadband, mobility and managed services – in which we operate. We continue to invest where we believe it will make the greatest difference, while achieving rigorous standards of cost efficiency and smarter working practices.

Returns to shareholders
Although long-term shareholder return remains the key measure of our success, our share price performance this year has not been strong. Earnings per share before goodwill amortisation and exceptional items have risen well, but this has yet to be reflected in our share price.

However, total shareholder return also includes the dividend, and here the news for shareholders is positive.

We are recommending a full year dividend of 8.5 pence per share. Reflecting BT's commitment to a progressive dividend policy, the dividend pay out ratio for the 2004 financial year was around 50% of earnings before goodwill amortisation and exceptional items. The full year dividend is 31% up on last year, and over four times higher than two years ago. We are targeting a 60% pay out ratio in 2005/06.

The strong cash flow generated by the group also enabled us to begin a share buy back programme in the 2004 financial year. This is being funded from cash generated over and above that required to meet our debt target of £7 billion in 2006/07, after paying dividends and taking into account any acquisitions or disposals.

Regulation
The recently announced strategic review of telecommunications by the UK regulator, Ofcom, is important and welcome to BT.

The review will cover, within the 21 key strategic questions to be addressed, the possibility of the structural separation of BT. Your company believes this is not in the interests of shareholders, customers or employees, and will argue in favour of a strong and integrated BT.

Wider responsibilities
It is important that companies such as BT live up to their responsibilities in the wider communities in which we operate. I'm proud to report that in the 2004 financial year, we were the highest placed telecommunications company in the Dow Jones Sustainability Index for the third year in a row.

Our goal is to help everyone benefit from improved communications and to spread the benefits of new technology as widely as possible. This is demonstrated, for example, by our wide deployment of broadband technology throughout the UK, and by the BT Education Programme, which has enabled more than two million young people to participate in a drama-based campaign designed to help them improve their communications skills.

Strategic progress and outlook
The strong growth in new wave turnover, our ICT order book and broadband shows that our strategy is working. We remain committed to that strategy and are confident in our ability to deliver our key strategic goals.

We've come a long way since May 2001, when your Board announced a radical plan to reduce debts, manage costs and improve customer satisfaction. We've established a solid platform for future growth and success.

None of this could have happened without the loyalty and support of our shareholders, customers, suppliers and employees. Given the continued support of all our stakeholders, we will build on this success and accelerate the transformation of our business.

Sir Christopher Bland
Chairman
19 May 2004

Chief Executive's review



We live in an era of greater customer choice than we have ever seen before. This choice is good for customers and good for our industry.

Changes in technology are leading to changes in people's behaviour. People are, for example, spending more time on the internet and sending information by email, where once they would have used the phone or fax.

This transformation is putting converged services at the heart of our offering, enabling our customers to communicate wherever they happen to be.

As we move from a narrowband to a broadband world, we are offering a new mix of products and services in new markets – ICT, broadband, mobility and managed services.

"Technology substitution" is also having a significant impact in our traditional voice markets where fixed-to-fixed voice revenues were down in both the consumer and business markets.

This is both a challenge and an opportunity. We have to respond to those changes in technology, the market and behaviour, at the same time as working to accelerate them.

We have to be absolutely focused on defending and reinventing our traditional markets, through imaginative sales and marketing, through delivering the right products at the right prices. And we have to follow our customers where they want to go, offering them new, flexible services that match their changing personal and business needs.

Customer satisfaction
Our passion for customers is at the heart of everything we do.

A year ago we launched our brand promise to make every customer experience "simple and complete". This is essential to driving down customer dissatisfaction, which remains a critical goal for us. In the 2004 financial year, we reduced dissatisfaction by 22%.

BT's strategic imperatives

Keep a relentless focus on improving customer satisfaction

We must strive to lead the market in customer satisfaction, and provide all our customers with a simple and complete experience that meets their needs, first time, every time.

We aim to manage relationships with our customers so well that we become their partner of choice for new services.

As customer dissatisfaction is driven down, so is the cost of failure. A great customer experience – and cost savings – really can be two sides of the same coin. Getting things right for customers the first time keeps them loyal, contributes to cost effectiveness, and boosts our reputation.

New wave business

ICT used to be an aspiration; it's now a reality. We had a superb year with ICT orders worth more than £7 billion – up 59% on just a year ago. The three deals we signed with the NHS, for example – expected to be worth more than £2.1 billion – indicate our strength in this market.

I believe that we have something very special to offer – the ability to act as "the telco inside" our customers' organisations. We offer our customers – businesses and other large organisations, including local and national government – the chance to enhance their productivity, through expert management of their information systems, desktop to desktop.

And we have a full range of network-centric ICT solutions depending on what our customers want – from full service assurance across their ICT infrastructure, through monitoring levels of service throughout their operations, to validation of their networks, data centres and desktops.

Broadband

It's been a tremendous year for broadband as well. People were sceptical when we said we'd reach two million DSL wholesale lines by the summer of 2004. What nobody expected was that we would achieve two million in February 2004. As at 14 May 2004, we had 2.45 million – and climbing. The UK is now moving towards the top of the broadband league.

And our programme for upgrading our exchanges to broadband has been extremely effective in bringing the benefits of this amazing technology to some of the remoter parts of the UK. In April 2004, we announced a roll-out plan that will bring broadband to 99.6% of the UK's homes and businesses.

The announcement, in May 2004, that we will redesign and reduce the cost of our local loop unbundling product, should encourage investment in broadband infrastructure and promote innovation. It's a major move towards the telecommunications market of the future.

In the consumer broadband market we've teamed up with Yahoo! to offer compelling, world-class content and launched a suite of new products that will enable customers to get the most from broadband. A couple of years ago we were among the first to offer a broadband connection for less than £30 a month. This year we've broken the £20 barrier, with an entry-level broadband product for just £19.99 a month.

Mobility

We also stepped back into the consumer mobility market with BT Mobile Home Plan and we established the high street presence that will enable us to offer converged products and services in the future.

Put broadband at the heart of BT

Broadband is a transformational technology, and the platform from which we will deliver new services.

Our priorities include:
- helping to build Broadband Britain;
- extending our range of access products;
- developing new added-value services.

Create mobility services and solutions

We will respond to growing customer demand for converged and seamless, fixed and mobile services, by creating a radical new wave of mobile services and solutions. We will use our existing capabilities and partner with leading mobile operators to create sustainable growth in this highly competitive market.

Transform our network for the 21st century

We are working to create the 21st century network – a customer-focused, intelligent, flexible network to be operated at best cost that will enable communications in a range of formats across an internet protocol-based network. The main focus will be on ensuring that customer communications are seamless, secure and offer multi-device capability.

Chief Executive's review continued

Again, our goal is to offer communications flexibility, enabling our customers to communicate the information they choose, in the way that they choose, using whatever communications device they choose.

In May 2004, we announced that we will be working with Vodafone UK to dismantle the barriers between fixed and mobile services, by offering fully converged, fixed/mobile services in the business and consumer mobile markets. Our customers will benefit from being able to communicate and access the same information and services however and wherever they want; whether they are connected to a fixed network or on the move.

For our larger business customers we also offer convergence, managing their fixed and mobile communications seamlessly.

And the growth of Wi-Fi (wireless broadband) suggests that it could well be one of those technologies which rapidly becomes a part of our customers' lives. Once they've experienced it, they find it hard to imagine life without it.

Traditional business

Given the impact of new technology and increasing competition, voice call volumes may no longer be the absolute guide to the health of the company that they once were, but they remain a fundamental part of our business and we are bringing an innovative approach to product development, sales and marketing in the voice calls business. Robust defence doesn't mean retreat, it means seizing new opportunities.

BT Together, for example, has been a major success with around nine million customers. During the year, we announced that we will be abolishing the standard rate for our existing customers from 1 July 2004, and launched an enhanced range of option packages. In the business calls market BT Business Plan has had similar success – customer numbers were up from 20,000 to 175,000 in the year. And BT Local Business is demonstrating that getting close to our customers can deliver significant revenue benefits.

Cost leadership

Cost leadership is vital to the accelerating transformation of BT.

We can and must operate as efficiently and effectively as possible, benchmarking our costs against those of other European telecommunications companies. Most recently, these comparisons showed that our costs are better than average for large telecommunications companies but that we still have some way to go to achieve best-in-class costs. In the last three years, we've made major reductions in the costs of our operations and we've identified a further £1 billion that can be achieved.

Our Hands Off Access Network (HOAN) project, for example, is helping to improve network efficiency by minimising manual network intervention and reducing the need for exchange visits.

This is not about cutting corners or compromising on service, but about finding innovative, cost-effective new ways to meet customers' needs.

Achieve competitive advantage through cost leadership

Achieving cost leadership will give us the flexibility both to compete effectively in our traditional markets and to invest in new business opportunities. We must eliminate duplication, streamline our activities, and raise our operations to the levels achieved by the best worldwide.

Lead the world in network-centric ICT solutions

The ICT market is experiencing rapid growth, as networking issues become ever more important in delivering increased productivity and competitive advantage for our customers. We are seizing the opportunity to move from our core network skills into the adjacent ICT market.

Reinvent our traditional business

Our traditional markets face major change – in customer demands, in technology and in regulatory conditions. Reinventing our traditional business means challenging existing models and creating new ways to compete more effectively.

And, over the next few years, we'll be creating the 21st century network. We are transforming our networks, converging them on to a modern, single, multi-purpose platform that will enable us to reduce costs, meet customers' changing needs and improve customer satisfaction. The 21st century network will offer higher performance in return for lower operating costs.

Our people
Of course, without the commitment and hard work of BT people, our strategy would be nothing more than words on the page.

A year ago, we introduced our new values – trustworthy, helpful, inspiring, straightforward, heart. Since then, our people have translated those values into action, driving down customer dissatisfaction, defending the traditional business and winning business in new markets.

We're very proud of what they've done and of what they are continuing to do.



Ben Verwaayen
Chief Executive
19 May 2004

Motivate our people and live our values

People not strategies create shareholder value and delight customers. We aim to create a high-performance culture where everyone is motivated to succeed and clear about the contribution they make to the achievement of our strategic objectives.

Delivering today
Investing for tomorrow

Today, BT offers a wide range of communications products and services to our residential, business and wholesale customers.

Success tomorrow will depend on defending our position in our traditional markets and investing for profitable growth in new markets – specifically ICT (information and communications technology), broadband, mobility and managed services. This means offering a simple and complete customer experience, developing products and services that match our customers' needs, delivering compelling sales and marketing and achieving cost leadership.

Getting it right

Transformation is not something we can do a bit at a time, tinkering with this, changing that. It's a full-on commitment. But some things don't change. Things like providing excellent customer service. Things like developing and delivering innovative sales and marketing programmes. Things like meeting our wider responsibilities to the communities in which we operate.



20m
customers

of whom around nine million are BT Together customers



The Queen's
Enterprise Award
for Achievement

THE QUEEN'S AWARD
FOR ENTERPRISE:
SUSTAINABLE DEVELOPMENT
2003

What customers want

Getting it right for customers is, and will remain, our number one priority.

We have the privilege of serving more than 20 million customers and getting it right for them is the best way of getting it right for our shareholders.

We know what customers want. They want all their contacts with BT to be simple and complete.

We don't always get it right – given the number of transactions that we have with customers every day it would be surprising if we did. But we never stop working at it.

Two years ago, we set ourselves the target of reducing levels of customer dissatisfaction by 25% a year over three years on a compound annual basis. Since then, we've achieved a 37% reduction in the 2003 financial year and a 22% reduction in the 2004 financial year.

Because customer service is at the centre of everything we do, it's one of the key objectives of our training and development programmes.

For example, our retail customer-facing and support teams participated in the *my customer* training programme, designed to improve our customers' experience and promote teamworking.

Examples of *my customer* successes include the introduction of a new contact centre structure that enables our people to handle more calls at the first point of contact and enabling engineering and contact centre teams directly to update customer records.

Reinventing the traditional

But customers don't just want an excellent customer experience; they also want communications services that add value to their lives – at home or at work – at the right price.

In the consumer market, for example, our **BT Together** packages, with their choice of competitive call prices and fixed-fee options, are central to the reinvention of our traditional voice business. As at 31 March 2004, BT Together had around nine million customers. In March 2004, we

announced we would abolish the BT standard rate on 1 July 2004 to give more value for money. Existing standard rate customers will move to join those already on BT Together Option 1, which will become the benchmark for our fixed-line call prices.

And because we recognise that our smaller business customers often prefer to deal with other smaller companies, rather than large corporations, we've been creating a number of **BT Local Businesses** with exclusive access to such customers in a contained geographic patch. At the end of the 2004 financial year, BT Local Business was active in 73 locations, managing £1.1 billion of annual billed turnover.

BT Business Plan is designed to give business customers greater certainty and predictability when it comes to their communications spend. During the year, we enhanced it by introducing a ten pence price cap on calls to the US (the most popular business route) and a 20 pence cap on calls to Europe and certain countries in



More than
>700,000
customers came back
to BT last year

150,000+
e-communicating
BT shareholders

BT wins a ProShare
Private Investor Award
in recognition of our
innovative use of
e-communications
for shareholders

the Asia Pacific region. At 31 March 2004, we had more than 175,000 BT Business Plan customers, an increase of more than 700% on the previous year.

Good business
We also believe that the way in which we manage social, ethical and environmental issues can contribute to business success. We have, for example, demonstrated a clear connection between the public perception of our social responsibility activities and retail customer satisfaction figures. And we are increasingly required to demonstrate BT's commitment to social and environmental issues when bidding for business. In the 2004 financial year, we were required to demonstrate expertise in these matters in bids worth £900 million.

The fact that we are one of the UK's largest consumers of industrial and commercial electricity imposes certain responsibilities on us. That is why we've been investing in energy conservation programmes. The use of renewable energy and combined heat and power – together with energy and transport efficiency measures – has enabled us to reduce our carbon dioxide emissions by 42% since 1996.

Broadband

"Information technology is transforming our world and broadband is at the forefront of this revolution. By speeding up communication, broadband is opening up new opportunities in almost every area of our lives. It will play a central role in the reform of our public services, improving our competitiveness and building a modern digitally connected Britain."



More than
£61m
invested in training and development of our employees



"Over two million people are now seeing the difference that broadband can bring to their daily lives."

Alison Ritchie
Chief Broadband Officer

Broad

So said the Prime Minister, Tony Blair, when he visited the broadband-enabled Trimdon exchange in his constituency.

A couple of years ago, people were sceptical about the idea of Broadband Britain. They thought it was only something for the tech-savvy.

But as the UK's leading supplier of DSL (digital subscriber line) broadband services, we've turned that perception round. We've put the infrastructure in place and we've proved that the demand for broadband is enormous.

From narrowband to broadband

BT is transforming itself from a narrowband to a broadband company. In February 2004, we passed our target of two million wholesale broadband lines, just eight months after hitting our first million, and in May 2004 we reached 2.45 million. 90% of UK homes and businesses are now connected to broadband-enabled exchanges. And we continue to work in partnership with community organisations and business development agencies, to explore innovative ways to bring broadband

to people connected to the very smallest exchanges in the UK, or who live more than six kilometres from their nearest exchange.

The first step was upgrading to broadband more than 1,100 of our exchanges where there was a clear commercial case for doing so.

In July 2002, we introduced a demand-driven registration scheme, which enabled people in areas where the exchange had not been upgraded to register an interest. This hugely successful scheme attracted more than 860,000 registrations, helping us match our investment to demand, and the total of exchanges upgraded as at 19 May 2004 stood at 2,652.

Because the registration scheme gave us such a clear picture of demand, we were able to announce in April 2004 the speeding up of the delivery of broadband services to rural communities. The scheme is now closed and we intend to roll out broadband to exchanges serving 99.6% of the UK's homes and businesses, by no later than the summer of 2005.

The broadband experience

For customers at home, broadband is more than just another technology; it's a whole new experience – faster, richer, more interactive, more rewarding than its dial-up predecessor.

And the visual dimension is proving to be critical. Narrowband may be OK for text; but the broadband experience offers the chance of video emails, the chance to download video clips or holiday trailers, without ever leaving home.

Because we know that different customers have different broadband requirements, we offer a **Broadband from BT Family** range of products and services, from **BT Broadband Basic** – for less than £20 a month – to **BT Broadband 1Mb** – our fastest broadband service so far.

During the year, BT and Yahoo! jointly launched **BT Yahoo! Broadband**, which gives customers high quality, compelling and personalised content and services (news, sport and entertainment) and advanced security (anti-spam, email anti-virus and a free firewall) for £29.99 a month.



In May 2004 we had
2.45 million
broadband lines

and
90%
coverage of the UK

band

BT is converting business customers to broadband at a rate of more than one for every minute of the working day

We also announced a set of innovative broadband services that will be at the heart of our broadband lifestyle strategy, enabling the delivery of compelling, personalised content. These are:
- **Flexible Bandwidth**, which enables users to upgrade the speed of their connection at a click of a button if, for example, they want to watch a movie
- **BT Communicator**, for making free PC-to-PC calls, or PC-to-phone calls at BT Together prices, and instant messaging
- **BT Rich Media**, which enables users to receive, manage and pay for content, securely, online.

By giving customers a wide choice of connection speeds and content options we aim to drive broadband adoption in the UK and reach our target of five million broadband connections by 2006.

The broadband economy

And broadband is driving change in the economy as a whole.

At the end of the 2004 financial year, **BT Business Broadband** remained the leading ISP (internet service provider) for SMEs (small and medium enterprises) in the UK. We had more than 240,000 business customers, many of whom were customers for our added-value broadband services such as **Internet Security Pack** and **Internet Business Pack**.

At the end of March 2004, we were converting business customers to broadband at the rate of more than one business customer for every minute of the working day.

Broadband can also transform the ways corporations and other large organisations communicate with customers, suppliers and employees. Broadband teleworking, for example, offers businesses the chance to build a diverse and motivated workforce, while offering employees the chance to create a more rewarding work-life balance.

In April 2004 we launched **BT Connected & Complete**, featuring Microsoft technology – a one-stop shop providing small businesses with secure broadband access, applications, services, support and maintenance – all from a single source and on one bill.

In May 2004 we announced a series of price cuts – of between 15% and 70% – and simplification of our LLU (local loop unbundling) product, which will benefit those companies willing to innovate and invest in broadband infrastructure.

Information and communications technology

Corporations and other large organisations rely increasingly on communications and information technology for mission-critical services and to remain competitive. And with the convergence of both these technologies, we have a great opportunity to establish ourselves as a global ICT player capable of competing with the world's best. In fact, this is already happening. Recent contract wins have propelled us into the world league of ICT companies.

ICT revenues in the 2004 financial year were

£2.6 billion

– a rise of 19% on the previous year

ICT revenue growth
– building for the future



2001/02   2002/03   2003/04



ICT contract wins worth more than

£7 billion

in the 2004 financial year

From connectivity to capability

Being in the ICT business means offering not just connectivity but capability, not just integration but innovation.

The impressive growth in our ICT revenues – to £2.6 billion in the 2004 financial year, a rise of 19% on the previous year – indicates the speed with which we are making our presence felt in this market.

Of course, our strategy is a focused one – we can't go after everything. Instead, we've targeted a number of growth markets in which we are particularly well placed.

These include: outsourcing, the provision of IP (internet protocol) infrastructure, broadband, mobility, managed desktop solutions and customer relationship management.

And they're the right markets for us because they make use of our skills and experience, our brand has clear value and our partnerships reinforce our capabilities.

In February 2004, for example, we launched **BT Applications Assured Infrastructure (AAI)**, designed to help our customers understand and master the complexities of their communications infrastructure – all the way from the data centre to the desktop.

And just as importantly, it makes it possible for us to guarantee that our customers' ICT systems really do support their business priorities.

AAI is what's known in the business as an "intelligent solution", which means that it can help resolve networking problems *before* they happen.

That's competitive advantage. And it's the kind of competitive advantage that BT is increasingly delivering.

BT's larger and more complex global customer contracts are delivered through or managed by BT Global Solutions and BT Syntegra.

Networking the NHS

The highest profile of these were three NHS contracts which are expected to be worth more than £2.1 billion and form an integral part of the National Programme for Information Technology in the NHS. These contracts represent some of the largest BT has ever won.

One, worth up to £620 million over ten years, is to design, deliver and manage a national patient record database and transactional messaging service for the NHS Care Records Service. This will provide all 50 million NHS patients in England with an individual electronic care record and connect more than 30,000 GPs and 270 acute community and mental health NHS trusts in a single, secure national system.

A second contract, expected to be worth up to £996 million over ten years, is to design, deliver and operate integrated local patient record applications and systems for the whole of the London care community.





NHS deals expected to be worth more than

£2.1 billion

– helping to transform patient care and NHS effectiveness

The third, worth an estimated £533 million over seven years, is to procure, integrate and manage high-speed, broadband networking services for the New National Network for the NHS.

Other Deals

In addition, we achieved a number of other groundbreaking wins in the year, including a six-year contract with ITV to create a new multimedia network, and a five-year deal with Alliance & Leicester worth £10.5 million to upgrade its existing network infrastructure to IP.

In May 2004, BT and HP announced plans to develop a strategic alliance to address mutual growth opportunities jointly in the global ICT marketplace. As a first step, we have signed managed service agreements with a combined value of $1.5 billion over the next seven years.

Mobility

There's more to mobility than mobile phones. Real mobility is a way of life. It's all about being able to communicate wherever we are, whenever we like, using whichever device – phone, mobile, laptop, palmtop – we choose. The key concept is "convergence" – providing solutions that meet people's needs, as cost-effectively as possible, by combining "the best of fixed and the best of mobile".

Business and corporate mobility

For our business customers, we focus on providing mobility solutions for voice and data communications, both in the UK and globally, working with these customers to deliver improved productivity and cost management.

For example, we launched **BT Mobile Office**. The people who advertisers like to think of as "corporate road warriors" – that's sales people, engineers, drivers and so on – can contact their work base and access their corporate network via a single, smart log-in application.

By making use of the best possible connection available – fixed, mobile, or wireless broadband – they have access to all kinds of information – emails, texts, voice messages and so on – while in the office or on the move.

In 2003, we reached agreement to provide Vodafone UK with a managed access transmission network in the UK, connecting its base stations to its core switches. Vodafone will benefit from simplification of processes – including a formalised payment structure – as well as



BT Openzone in
500
McDonald's outlets



BT Mobile Office Plan

Keeping businesses and families in touch while out and about

BT Mobile Home Plan



access to any new technologies implemented by BT within the five-year term of the contract.

Consumer mobility

During the 2004 financial year, we re-entered the consumer mobility market with **BT Mobile Home Plan**. Aimed at families, its features include voice and text bundles to suit the family's calling habits and reduced monthly rental rates for more than one mobile.

And because research shows that people phone home from their mobiles an average of five times a week, we've included the opportunity for them to make free quick calls home to the family fixed-line.

And our mobile services are back in over 1,000 high street stores through our relationships with Carphone Warehouse, The Link and Phones 4U.

In May 2004, we announced plans to change the face of communications in the UK by working with Vodafone to offer fully converged, fixed/mobile services in the business and consumer mobile markets.

Project Bluephone is the first step towards handset convergence because it removes the need to own more than one phone. Customers will be able to use a single device that can switch seamlessly between fixed and mobile networks, offering a better service with more guaranteed coverage and lower overall costs. A "soft launch", involving more than 1,000 users, is planned for the summer of 2004 and a full launch for later in the year.

Wireless broadband

We've also been developing our position as the UK's leading provider of public wireless broadband (Wi-Fi) services.

BT Openzone gives our customers a public-access, wireless broadband connection, enabling them to access the internet at selected public venues or "access points", using their wireless-enabled laptop or PDA (personal digital assistant) at almost 2,400 locations (as at 31 March 2004). This means that anyone with an enabled laptop can sit down in motorway service stations, airports, conference centres, hotels and cafes, BA lounges globally and over 500 McDonald's restaurants around the country and log on.

To experience Openzone is to experience just one of the ways in which communication is being transformed.

This is where we came in

BT is transforming itself as a business and helping to drive the transformation of our industry.

Our traditional business, based on fixed-voice calls, is changing. And we're changing with it.

We're moving our brand and expertise into exciting new wave markets – for broadband, for ICT, for mobility.

Markets that have the power to change our customers' lives.

More connections really do mean more possibilities. And better communications really can make for a better world.



High street presence
through more than

1,000

Carphone Warehouse
The Link and
Phones 4U stores

Target of

4,000

Wi-Fi hotspots by
late summer 2004



Report of operations and financial review

Operating performance

The 2004 financial year was marked by the continuing transformation of our business operations and markets, where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group's performance benefited from the growth in new wave activities such as Information and Communications Technology (ICT) solutions, broadband, mobility and managed services and continued cost efficiency programmes.

Profit and loss account

Group turnover from new wave businesses showed strong growth of 30% to £3.4 billion in the year driven by growth in ICT solutions and broadband. Turnover from our traditional business was impacted by regulatory reductions in mobile termination rates. These reductions are passed on to BT customers resulting in lower charges but are profit neutral and contributed to the decline in traditional turnover of 6% to £15.1 billion. Group turnover of £18.5 billion declined by 1%, but was flat after excluding the impact of the regulatory reductions in mobile termination rates. Group operating profit before goodwill amortisation and exceptional items increased by 4% to £2.9 billion. This reflects cost efficiency savings achieved during the year, the improved performance of BT Global Services and lower leaver costs. Our share of operating results in our ventures declined following the sale of our interest in Cegetel in January 2003. Net interest payable before exceptional items was £0.9 billion for the year, an improvement of £0.3 billion, reflecting the reduction in net debt. Earnings per share before goodwill amortisation and exceptional items were 16.9 pence, an increase of 19%.

Lines of business

The following table sets out the group turnover and group operating profit (loss) for each of our lines of business.

Years ended 31 March	Group turnover 2004 £m	Group turnover 2003 £m	Group operating profit (loss) 2004 £m	Group operating profit (loss) 2003 £m
BT Retail	13,534	13,882	1,434	1,528
BT Wholesale	10,859	11,247	1,681	1,758
BT Global Services	5,782	5,417	(105)	(375)
Other	35	41	(118)	(121)
Intra-group	(11,691)	(11,860)	–	–
Totals	18,519	18,727	2,892	2,790

Note – before goodwill amortisation and exceptional items

BT Retail

BT Retail is the UK's largest communications service provider, by market share, to the residential and business markets, supplying over 20 million customers with a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.

The total number of BT Retail lines, including voice, digital and broadband was more than 29 million at 31 March 2004.

The BT Together pricing packages had around nine million customers as at 31 March 2004. During the year we announced that we will be abolishing the standard rate for residential customers from 1 July 2004. Existing standard rate customers will move to join those already on BT Together Option 1.

At 31 March 2004, BT Retail had 928,000 broadband customers, an increase of 116% over the previous year.

During the financial year, BT and Yahoo! relaunched the Openworld consumer internet service as BT Yahoo! Broadband, and rebranded our business broadband products and information portal.

BT Business Broadband remained the leading internet service provider for SMEs (companies with between one and 500 employees) in the UK with more than 240,000 business customers.

At 31 March 2004, our BT Local Business initiative to build closer relationships with smaller business customers was active in 73 locations around the country and managing £1.1 billion of annual billed turnover.

BT Wholesale

BT Wholesale provides network services and solutions to around 500 communications companies, fixed and mobile network operators and service providers. Its UK network consists of 873 local and trunk processor units, 121.7 million kilometres of copper wire and 7.3 million kilometres of optical fibre. BT Wholesale has the most extensive IP backbone network in the UK.

As at 31 March 2004, BT Wholesale's installed base of broadband lines was 2.2 million – up 177% on the previous year – and we were taking an average of 50,000 orders a week in March 2004. 2,465 exchanges had been upgraded for broadband at the end of the 2004 financial year, and more than 85% of the UK's homes and businesses were connected to a broadband-enabled exchange. In May 2004, the number of broadband lines increased to 2.45 million, 2,652 exchanges had been upgraded and total UK coverage reached 90%.

As one of our strategic priorities, BT Wholesale is working to create an intelligent, flexible and customer-focused network for the 21st century (21CN). BT's 21CN is designed to support the next generation of services and revenues for BT and for our wholesale customers, while enhancing the customer experience and reducing costs through greater network intelligence and automation.

BT Global Services

BT Global Services is BT's managed services and solutions provider. Its core target market is the top 10,000 multi-site corporations and European multi-site organisations. BT Global Services provides global reach and a complete range of ICT solutions and services.

Our extensive communications network and strong strategic partnerships enable us to serve customers in the key commercial centres of Europe, North America and the Asia Pacific region. In Europe, this network links more than 270 towns and cities in 19 countries back into our UK network, and beyond into the Americas and the Asia Pacific region.

Our larger, and more complex and global customer contracts are delivered through or managed by our BT Global Solutions and BT Syntegra businesses, which between them won business worth more than £7 billion during the year. The highest profile contracts in the year were three NHS contracts, which are expected to be worth more than £2.1 billion.

Research and development and IT support

BT Exact is BT's research, technology and IT operations business, with a team of 6,000 technologists and one of the world's largest communications research and development facilities. The work done by BT Exact is part of our investment of £334 million in research and development made by BT in the 2004 financial year.

Balance sheet

The group balance sheet continued to strengthen during the year and provides confidence to our customers and suppliers. Net debt of £8.4 billion declined by a further £1.2 billion and is now 30% of the level it was three years ago. Fixed assets totalled £16.1 billion, of which £15.5 billion were tangible fixed assets, principally the UK fixed network. The return on capital employed, before goodwill amortisation and exceptional items on the average capital employed, was 15.3%.

Cash flow

Cash inflow from operating activities was £5.4 billion and includes early payment of £0.4 billion deficiency contributions to the BT Pension Scheme, which represents most of the deficiency contributions for the 2005 and 2006 financial years. Capital expenditure of £2.7 billion increased by 4%, reflecting the rising investment in our network transformation programme. Free cash flow (before acquisitions, disposals and dividends) of £2.1 billion was generated, an increase of 21%.

Dividend

The Board recommends a final dividend of 5.3 pence per share to shareholders, amounting to £454 million, taking the full year dividend to 8.5 pence per share, an increase of 31% on the previous year. This year's dividend pay out ratio is 50% of earnings before goodwill amortisation and exceptional items and we expect this to increase to around 60% for the 2006 financial year.

Customer satisfaction

Customer satisfaction is at the heart of our strategy. During the 2004 financial year we reduced customer dissatisfaction by 22% following an improvement of 37% in the 2003 financial year.

Our people

As at 31 March 2004, we employed 99,900 people throughout the world, of whom around 91,600 worked in the UK. During the financial year, we invested more than £61 million on the training and development of our workforce, and we have achieved a 40% reduction in workplace injuries over three years.

For the 2004 financial year, we allocated £20 million to provide free shares to our employees under the BT Employee Share Investment Plan (employees outside the UK receive a cash payment equivalent to the value of the shares). The amount allocated was linked to corporate performance measures determined by the Board.

Corporate social responsibility

We aim to manage social, ethical and environmental issues in ways that grow shareholder value and help promote sustainable development. For the 2004 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the third year running. We commit a minimum of 0.5% of our UK pre-tax profits to direct activities in support of society. Our contribution in the 2004 financial year was £5.6 million, including £1.2 million to charities.

More details of our social and environmental performance are available at **www.bt.com/betterworld**

Statement of business practice

BT's policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – *The Way We Work*, which is available from the company's website.

Going concern

The company's financial statements for the year ended 31 March 2004 have been prepared on a going concern basis as, after making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

Auditors' statement

Auditors' statement to the members of BT Group plc

We have examined the summary financial statement as set out on pages 16 and 17, summary directors' report set out on pages 20 and 21 and the directors' remuneration disclosures set out on page 19.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the summarised annual report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the BT Group annual review with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, "The auditors' statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the full annual financial statements, the directors' report and the directors' remuneration report of BT Group plc for the year ended 31 March 2004 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 19 May 2004

The auditors' report on the full annual accounts for the year ended 31 March 2004 is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

Summary financial statement

Summary group profit and loss account
for the year ended 31 March 2004

Group turnover* (£m)
years ended 31 March



00   01   02   03   **04**

16,125 17,141 18,447 18,727 **18,519**

* from continuing activities

	Before goodwill amortisation and exceptional items 2004 £m	Goodwill amortisation and exceptional items[a] 2004 £m	Total 2004 £m	Total[b] 2003 £m
Group turnover	**18,519**	**–**	**18,519**	18,727
Group operating profit (loss)	**2,892**	**(19)**	**2,873**	2,572
Group's share of operating (loss) profit of associates and joint ventures	**(8)**	**(26)**	**(34)**	329
Total operating profit (loss)	**2,884**	**(45)**	**2,839**	2,901
Profit on sale of fixed asset investments and group undertakings	**4**	**32**	**36**	1,691
Profit on sale of property fixed assets	**14**	**–**	**14**	11
Amounts written off investments	**–**	**–**	**–**	(7)
Net interest payable	**(886)**	**(55)**	**(941)**	(1,439)
Profit (loss) before taxation	**2,016**	**(68)**	**1,948**	3,157
Tax	**(568)**	**29**	**(539)**	(459)
Profit (loss) after taxation	**1,448**	**(39)**	**1,409**	2,698
Minority interests	**8**	**–**	**8**	(12)
Profit (loss) for the financial year	**1,456**	**(39)**	**1,417**	2,686
Dividends			**(732)**	(560)
Retained profit			**685**	2,126

Earnings per share			**16.4p**	31.2p
Dividends per share			**8.5p**	6.5p
Earnings per share before goodwill amortisation and exceptional items			**16.9p**	14.2p

(a) Includes goodwill amortisation of £12 million, a net exceptional charge of £7 million reflecting the release of an exceptional bad debt provision of £23 million offset by rectification costs relating to a major incident, our share of a goodwill impairment charge made by Albacom SpA of £26 million, a profit of £32 million on the sale of our interest in Inmarsat, and a one-off interest credit of £34 million offset by a charge for the premium on buying back bonds of £89 million. This resulted in a net charge of £68 million to profit before taxation.

(b) Includes goodwill amortisation of £22 million and net exceptional profits of £1,350 million before taxation. These net exceptional profits relate principally to the net profit on sale of our stake in Cegetel of £1,216 million and the release of exit related cost provisions of £150 million, offset by a charge of £198 million relating to property rationalisation costs.

Earnings per share before goodwill amortisation and exceptional items* (pence)
years ended 31 March



00   01   02   03   **04**

29.5 19.3 8.8 14.2 **16.9**

* from continuing activities

Group turnover
Products and services sold to customers by BT.

Net interest payable
Interest paid on borrowings less interest received on short term investments.

Earnings per share
Our profit for the financial year divided by the average number of shares in issue during the period.

This summary financial statement was approved by the Board on 19 May 2004 and was signed on its behalf by:

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Ian Livingston
Group Finance Director

Dividends per share (pence)
years ended 31 March



00   01   02   03   **04**

19.6 7.8 2.0 6.5 **8.5**

Summary group balance sheet
at 31 March 2004

	2004 £m	2003 £m
Fixed assets	**16,068**	16,661
Current assets	**10,550**	11,556
Creditors: amounts falling due within one year	**(8,548)**	(9,680)
Net current assets	**2,002**	1,876
Total assets less current liabilities	**18,070**	18,537
Creditors: amounts falling due after one year	**12,426**	13,456
Provisions for liabilities and charges	**2,504**	2,376
Minority interests	**46**	63
Capital and reserves [c]	**3,094**	2,642
	18,070	18,537

(c) BT Group plc, the company, had capital and reserves at 31 March 2004 of £10 billion.



Net debt (£m)
as at 31 March

8,700 | 27,942 | 13,701 | 9,573 | **8,425**

00 01 02 03 **04**

Summary group cash flow statement
for the year ended 31 March 2004

	2004 £m	2003 £m
Net cash inflow from operating activities [d]	**5,389**	6,023
Dividends from associates and joint ventures	**3**	6
Returns on investments and servicing of finance [e]	**(527)**	(1,506)
Taxation paid	**(317)**	(434)
Capital expenditure and financial investment	**(2,477)**	(2,381)
Free cash flow	**2,071**	1,708
Acquisitions and disposals	**(60)**	2,842
Equity dividends paid	**(645)**	(367)
Cash inflow before management of liquid resources and financing	**1,366**	4,183
Management of liquid resources	**1,123**	(1,729)
Financing	**(2,445)**	(2,473)
Increase (decrease) in cash in the year	**44**	(19)
Decrease in net debt in the year resulting from cash flows	**1,222**	4,225

(d) Includes deficiency and special pension contributions of £742 million (2003 – £329 million).

(e) Includes receipt of funds from restructuring the currency swap portfolio of £420 million (2003 – an interest payment of £293 million on closing out £2.6 billion of fixed interest swaps following receipt of the Cegetel sale proceeds).



Free cash flow before acquisitions, disposals and dividends (£m)
years ended 31 March

628 | 3,941 | 1,648 | 1,708 | **2,071**

00 01 02 03 **04**

Fixed assets
This is mainly exchange and network equipment, property and similar items which we own and use to run our business, goodwill and investments.

Current assets
Principally, amounts which we have billed our customers but not yet received and short term investments.

Creditors: amounts falling due after one year
Money borrowed on a long term basis to fund our operations.

Provisions for liabilities and charges
Amounts set aside for liabilities that are not yet certain.

Net cash inflow from operating activities
Cash receipts less payments from the group's operating activities.

Capital expenditure and financial investment
Cash receipts less payments from the purchase and sale of fixed assets and investments.

Free cash flow
Cash receipts less payments from the group's activities before corporate transactions, dividend payments and financing.

Financing
Cash receipts less payments arising from loan advances or repayments (not interest) and the issue of shares.

Important note
This summary financial statement does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the company or the group and of their policies and arrangements concerning directors' remuneration as would be provided by the full Annual Report. Shareholders who would like more detailed information may obtain a copy of the full Annual Report for 2004 and/or future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 **100 4141** (+44 121 433 4404 from outside the UK) or can view it online at **www.bt.com/sharesandperformance**

Forward-looking statements
Please see the cautionary statement regarding forward-looking statements in the BT Group plc Annual Report and Form 20-F 2004.

Summary report on directors' remuneration

Introduction

This is a summary of the full Report on directors' remuneration in the Annual Report and Form 20-F 2004, a copy of which is available on request or at **www.bt.com/sharesandperformance**. The full report will be voted on at the 2004 Annual General Meeting.

Remuneration Committee

The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors, members of the Operating Committee and other senior executives reporting to the Chief Executive. It also approves changes in the company's long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

Remuneration policy for executives

BT's executive remuneration policy is to reward employees competitively, taking into account individual and company performance, market comparisons and the competitive pressures in the information and communications technology industry.

The strategy for executive pay, in general terms, is for base salaries to be positioned around the mid-market, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance.

Main components of remuneration

Executive benefits packages comprise a mix of basic salary and performance-related remuneration, as follows:

Basic salary

This is reviewed annually. Basic salaries remained unchanged during the 2003 and 2004 financial years and the Remuneration Committee decided that there should be no increase in base pay for the 2005 financial year.

Performance-related remuneration

- **annual bonus** – the annual bonus plan is designed to reward the achievement of results against set objectives. Targets, set at the beginning of the 2004 financial year for each objective, were based on earnings per share, free cash flow and customer satisfaction.
- **deferred bonus** – awards in the form of BT shares granted under the Deferred Bonus Plan are directly linked to the value of the executive's annual bonus and to performance. The shares are held in trust for three years and act as a retention tool.
- **long-term incentives** – the BT Equity Incentive Portfolio is designed to ensure that equity participation is a significant part of overall remuneration. It comprises:

  - share options – options granted in the 2004 financial year will be exercisable in three years only if a performance target is met. For options granted subject to a total shareholder return (TSR) measure, BT's TSR at the end of the three-year period must be in the upper quartile of FTSE 100 companies for the options to be fully exercisable.

  - incentive shares – no award of incentive shares was made in the 2004 financial year.

  - retention shares – these are granted in exceptional circumstances to help recruit or retain individuals with critical skills.

In the 2005 financial year, the Remuneration Committee has decided to reduce the number of share options granted, but also to grant incentive share awards, to create a better balance of remuneration. The overall value of long-term incentive awards will not change as a result of these proposals. The performance measure for share options and incentive shares will change from relative TSR against the FTSE 100, to relative TSR against the FTSE E300 Telecommunication Services Index as a more appropriate test.

Pension arrangements

Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded.

Executive directors and most other senior executives who joined the company prior to 1 April 2001 receive pension benefits of one-thirtieth of final salary for each year of service. Those with longer BT service are entitled to pension benefits of two-thirds of final salary payable at normal retirement age.

Retirement provision for executive directors and other senior executives who joined BT after 31 March 2001 is generally made on a defined contribution basis – the company agrees to pay a fixed percentage (typically 20-30%) of the executive's salary each year towards the provision of retirement benefits.

Other benefits

Other benefits include some or all of: company car, health insurance in the event of permanent incapacity, personal telecommunications facilities, medical and dental cover, and financial counselling.

See the tables opposite for details of directors' remuneration and interests in shares.

BT's total shareholder return (TSR) performance over five financial years to 31 March 2004



1 April 1999 = 100. Source: Datastream
The graph shows our TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) relative to the FTSE 100.

Directors' remuneration

The remuneration of the directors for the year ended 31 March 2004 and the benefits received under the long-term incentive plans were, in summary, as follows:

	Total 2004 £'000	Total 2003 £'000
Salaries (includes amounts in note (2) below)	3,150	3,212
Performance-related and special bonus	2,074	2,309
Deferred bonus in shares	1,037	1,484
Other benefits	467	644
	6,728	7,649
Payments to non-executive directors	337	294
Total emoluments	7,065	7,943
Gain on the exercise of share options	–	–
Value of shares vested under the executive share plans	412	411

Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors under a defined benefit scheme.

	Basic salary and fees £'000	Annual bonus £'000	Benefits excluding pension £'000	Sub-total £'000	Other[2] £'000	Total 2004 £'000	Total 2003 £'000
Sir Christopher Bland	500	–	32	532	–	532	512
B Verwaayen[1][2]	700	859	299	1,858	110	1,968	2,174
P Danon[1]	450	259	41	750	–	750	829
A Green[1]	425	336	30	791	–	791	761
I Livingston[1][2]	450	325	23	798	115	913	1,116
Dr P Reynolds[1]	400	295	42	737	–	737	732
Sir Anthony Greener	96	–	–	96	–	96	90
M van den Bergh	44	–	–	44	–	44	40
C Brendish	39	–	–	39	–	39	20
L R Hughes	40	–	–	40	–	40	37
Baroness Jay	39	–	–	39	–	39	35
J F Nelson	39	–	–	39	–	39	35
C G Symon	40	–	–	40	–	40	37
	3,262	2,074	467	5,803	225	6,028	6,418

Summary of directors' interests in shares and share plans
as at 31 March 2004

	Beneficial shareholdings[a]	Number of shares under option[b]	Retention shares[c]	Deferred bonus awards[d]
Sir Christopher Bland	674,062	314,244	286,100	–
B Verwaayen	387,876	3,671,083	832,869	523,421
P Danon	93,508	1,639,272	–	190,271
A Green	92,351	1,551,103	–	179,457
I Livingston	209,637	1,646,562	468,355	88,088
Dr P Reynolds	46,823	1,461,679	–	156,687
Sir Anthony Greener	34,607	–	–	–
M van den Bergh	4,800	–	–	–
C Brendish	23,920	–	–	–
L R Hughes	6,800	–	–	–
Baroness Jay	5,572	–	–	–
J F Nelson	50,000	–	–	–
C G Symon	10,069	–	–	–
	1,640,025	10,283,943	1,587,324	1,137,924

Executive directors are also able to participate in BT's all-employee share investment plan.

Pensions
Sir Christopher Bland is not a member of any of the company's pension schemes but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. B Verwaayen and I Livingston are not members of any of the company's pension schemes but the company has agreed to pay an amount equal to 20% and 30% of salary, respectively, towards pension provision. The aggregate value of contributions paid, or treated as paid, to defined contribution schemes in the 2004 financial year was £59,400. P Danon, A Green and P Reynolds are members of the BT Pension Scheme. As he is subject to the earnings cap, the company has agreed to increase P Danon's benefits by means of a non-approved, unfunded arrangement. Additional days of pensionable service are being purchased for A Green and P Reynolds to bring their pensionable service at age 60 up to 40 years.

Notes
(1) In addition, deferred bonuses payable in shares in three years' time were awarded to B Verwaayen (£429,500), P Danon (£129,500), A Green (£168,000), I Livingston (£162,500) and P Reynolds (£147,500).
(2) Part of the pension allowance of 20% of salary for B Verwaayen (£110,300) and 30% of salary for I Livingston (£115,200) was paid to them direct.

Notes
(a) Beneficial shareholdings include shares held in the director's own name or by close family members.
(b) Options granted under the Global Share Option Plan are normally exercisable in full between the third and tenth anniversaries of their date of grant only if a corporate performance target has been met. Option prices range between 187p and 318p.
(c) Retention shares are used as a recruitment and retention tool. They are held in trust for up to three years and are transferred to participants, if they are still employed by the company.
(d) Awards of shares are directly linked to the value of annual bonuses. The shares are held in trust for three years and are transferred to participants, if they are still employed by the company.

Summary directors' report

Principal activities
BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, we serve over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators. BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services. Details of our businesses and performance are given at pages 14 and 15 of this Annual Review and summary financial statement.

Dividends
An interim dividend of 3.2 pence per share (2003: 2.25p) was paid on 9 February 2004. The directors recommend a final dividend of 5.3 pence per share (2003: 4.25p) to be paid on 6 September 2004 to shareholders on the register at the close of business on 6 August 2004. This makes a total dividend for the year of 8.5 pence per share (2003: 6.5p).

Directors
Details of the current members of the Board are shown on page 21. All served throughout the financial year.

Sir Christopher Bland, Andy Green, Ian Livingston and John Nelson retire from the Board by rotation. Being eligible, they offer themselves for re-election at the Annual General Meeting. Sir Christopher Bland's contract is terminable on 12 months' notice by either the company or Sir Christopher. Andy Green and Ian Livingston's contracts are terminable on 12 months' notice by the company and six months' notice by the director. John Nelson's contract is for an initial period of three years from 14 January 2002 and is terminable by either party on three months' notice.

Annual General Meeting
The Notice of the Annual General Meeting to be held at 10.30 am at the Cardiff International Arena, Cardiff on 14 July 2004 is contained in a circular, which is sent to shareholders with this Review.

Corporate governance

BT's policy is to achieve best practice in our standards of business integrity in all our operations. This includes a commitment to maintaining the highest standards of corporate governance and ethics throughout the group. The directors consider that BT has, throughout the year, complied with the provisions of the June 1998 Combined Code on Corporate Governance. This section also reports on BT's position in respect of the new Combined Code published in July 2003, which will apply to the company from the 2005 financial year.

Board and committee structure
The Board operates as a single team, currently made up of the part-time Chairman, the Chief Executive, four other executive directors and seven non-executive directors. All of the non-executive directors are considered by the Board to be independent, meeting the criteria in the new Combined Code. The Board's principal focus is the overall strategic direction, development and control of the group. It meets every month, except in August. A formal statement of its role and responsibilities is available on the company's website.

The non-executive directors provide a strong, independent element on the Board, bringing experience and independent judgement gained at the most senior levels, of international business operations and strategy, marketing, technology, communications and political and international affairs. The Chairman and the non-executive directors regularly meet without the executive directors. At least annually, the non-executive directors meet, without the Chairman, to review his performance.

During summer 2003 the Board evaluated its performance and board processes, and agreed a number of actions as a result of this exercise. A further evaluation, including on the performance of directors and the Board's committees, will be carried out during 2004.

To meet best corporate governance practice, Audit, Remuneration and Nominating Committees have long been established by BT. Written terms of reference for each committee are available on the company's website. The Audit and Remuneration Committees are made up entirely of independent, non-executive directors. The Audit Committee recommends the appointment, reappointment and remuneration of the company's external auditors. As a result of regulatory or similar requirements, it is necessary to employ the company's external auditors for certain non-audit work. The Board has policies determining what non-audit services the company's external auditors can provide in order to safeguard their independence and objectivity. Under those policies, consultancy work will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.

The Chief Executive, Ben Verwaayen, chairs the Operating Committee, which meets weekly.

Internal control and risk management
The Board is responsible for the group's systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.

BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2004 financial year and have continued up to the date on which this document was approved.

Board of directors



Sir Christopher Bland
Chairman
Appointed to the Board as Chairman on 1 May 2001. Sir Christopher was chairman of the BBC from 1996 to 2001. He became a non-executive director of LWT Holdings in 1982 and was chairman from 1983 to 1994, when LWT was acquired by the Granada Group. Sir Christopher is a former chairman of an NHS hospital trust.
Aged 65.
Other appointments: senior adviser at Warburg Pincus and chairman of the Royal Shakespeare Company.
D* E* F



Ben Verwaayen
Chief Executive
Ben Verwaayen, a Dutch national, was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999.
Aged 52.
A*



Dr Paul Reynolds
Chief Executive, BT Wholesale
Paul Reynolds was appointed to the Board on 19 November 2001. He has held a number of senior positions in BT, including Director of Multimedia and Managing Director of Networks and Information Services.
Aged 47.
Other appointments: non-executive director of E-Access (a Japanese corporation) from June 2004.
A



Andy Green
Chief Executive, BT Global Services
Andy Green was appointed to the Board on 19 November 2001. He has held a number of senior positions in BT, including Chief Executive of BT Openworld and Group Director of Strategy and Development.
Aged 48.
A



Pierre Danon
Chief Executive, BT Retail
Pierre Danon, a French national, was appointed to the Board on 19 November 2001. From 1981 to 2000, he worked for Rank Xerox, latterly as president of Xerox Europe.
Aged 48.
Other appointments: non-executive director of Emap.
A



Ian Livingston
Group Finance Director
Ian Livingston, a Chartered Accountant, was appointed Group Finance Director in April 2002. He was formerly group finance director of Dixons Group and a director of Freeserve from its inception.
Aged 39.
Other appointments: non-executive director of Hilton Group.
A F

Non-executive directors



Sir Anthony Greener
Deputy Chairman
Sir Anthony Greener was appointed to the Board on 1 October 2000. He is Deputy Chairman and senior independent director. He chairs the Audit and Remuneration Committees. He was formerly chairman of Diageo. Aged 63.
Other appointments: chairman of University for Industry (learndirect) and the Qualifications and Curriculum Authority; non-executive director of Robert Mondavi Corporation.
B* C* D



Louis R Hughes
Louis Hughes, a US national, joined the Board on 1 January 2000. He is non-executive chairman of Maxager Technology Inc. (USA). Previous roles include president and chief operating officer of Lockheed Martin Corporation and executive vice president of General Motors.
Aged 55.
Other appointments: non-executive director of AB Electrolux (Sweden), Sulzer AG and ABB Ltd (both Switzerland).
B C



Maarten van den Bergh
Maarten van den Bergh, a Dutch national, was appointed to the Board on 1 September 2000. He retired in 2000 as president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors.
Aged 62.
Other appointments: chairman of Lloyds TSB Group; non-executive director of Royal Dutch Petroleum Company and British Airways.
B C D F*



John Nelson
John Nelson, a Chartered Accountant, was appointed to the Board on 14 January 2002. He retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. Prior to joining CSFB in January 1999, he was vice chairman of Lazard Brothers from 1990.
Aged 56.
Other appointments: deputy chairman of Kingfisher and a non-executive director of Hammerson.
B D F



The Rt. Hon. Baroness Jay of Paddington PC
Margaret Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women, and Minister of State at the Department of Health.
Aged 64.
Other appointments: non-executive director of Independent News & Media; chairman of the Overseas Development Institute.
C E



Carl G Symon
Carl Symon, a US national, was appointed to the Board on 14 January 2002. He was formerly chairman and chief executive officer of IBM UK.
Aged 58.
Other appointments: non-executive director of Rolls-Royce and Rexam; chairman of a number of private companies.
B C



Clayton Brendish
Clay Brendish was appointed to the Board on 1 September 2002. He retired in 2001 as executive deputy chairman of CMG, having joined its board when it acquired Admiral, of which he was co-founder and executive chairman.
Aged 57.
Other appointments: non-executive chairman of Beacon Investment Fund; non-executive director of Elexon and Herald Investment Trust; trustee of Economist Newspapers and Foundation for Liver Research.
B E

Key to membership of Board committees
A   Operating
B   Audit
C   Remuneration
D   Nominating
E   Community Support
F   Pension Scheme Performance Review Group
*   Chairs committee

Information for shareholders

Electronic communication

An increasing number of shareholders now receive all of their BT shareholder communications electronically, and are discovering the convenience of using the internet and email to find out about their shareholdings and about BT.

Shareholder**Plus**

- Exclusive online offers on products and services from BT and partner companies.
- Available to BT shareholders who choose to receive shareholder communications using the BT e-communication service, and also have dividends paid directly to a bank or building society or join the BT Dividend investment plan.

Shareview (in association with Lloyds TSB Registrars)

Online services enabling BT shareholders to:

- access shareholdings and view any recent sales, purchases or transfers
- build and manage a full share portfolio
- view dividend information including electronic tax vouchers
- update address and/or bank details online
- appoint a proxy at company meetings.

Registration is free

For Shareholder**Plus** offers and Shareview* visit **www.bt.com/signup** and follow the on-screen instructions.
For Shareview only, visit **www.shareview.co.uk**.
Alternatively, call the Shareholder Helpline (see below).
*You will need your unique eight-character shareholder account number (printed below your name on the accompanying Admission Card/Form of Proxy and also on your share certificate(s)).

Shareholder enquiries

Online

www.bt.com/aboutbt has a wealth of constantly updated information about BT, and **www.bt.com/sharesandperformance** has information of particular interest to our shareholders.

Telephone

Shareholder Helpline – for general enquiries call:
Freefone 0808 **100 4141** (+44 121 433 4404 from outside the UK)

Email

Please send your enquiries to **bt@lloydstsb-registrars.co.uk**

Post

Please write (including a daytime telephone number) to:
Lloyds TSB Registrars (2450), The Causeway, Worthing, West Sussex BN99 6DA.

Other publications

BT Group produces a series of reports on its financial, business, social and environmental performance. Most of these can be found on our website. Contact the Shareholder Helpline for printed copies, where available.

Share price

- Shareline – for the daily 9.00 am BT share price together with recorded news about the company, call:
  Lo-call 0845 **701 0707** (UK callers only)
  Calls charged as a local call from anywhere in the UK*.
- Share price line – for real-time buying and selling prices for BT shares, call: 0906 822 2334 (UK callers only). This service is provided by Teleshare, which is not part of BT Group. Calls are charged at 60p per minute (including VAT)*.

*Different rates may apply to calls from non-BT networks.

Special needs

An audio cassette version of the Annual Review (including extracts from the 2004 Notice of Annual General Meeting) has been produced for shareholders with special needs. To obtain a copy of this cassette, please contact the Shareholder Helpline.

ShareGift

The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at **www.sharegift.org** or by telephone on 020 7337 0501. Details can also be obtained from the Shareholder Helpline.

Unclaimed Assets Register

BT subscribes to this search facility for financial assets that have become separated from their owners. The register donates a proportion of its public search fees to charity via ShareGift. Further information can be found at **www.uar.co.uk** or telephone 0870 241 1713.

Capital gains tax (CGT)

The rights issue in June 2001 adjusted the value of your BT shares for CGT purposes. An explanatory leaflet is available from the Shareholder Helpline.

The demerger of mmO_2 in November 2001 adjusted the value of your BT shares for CGT purposes. For CGT calculations the base cost of the BT Group shares and mmO_2 shares is calculated by multiplying the acquisition cost of the BT shareholding by 77.544% for the BT Group shares, and 22.456% for the mmO_2 shares. This is in accordance with the confirmed opening prices for BT Group and mmO_2 shares following the demerger.

Consumer services

Further information on consumer services featured in this Annual Review is available as follows:

- BT Broadband – Call 0800 **800 060** or visit **www.bt.com/getbroadband**
- BT Together – Call 0800 **800 150** or visit **www.bt.com/together**
- BT Mobile Home Plan – Call 0800 **0322 111** or visit **www.bt.com/btmobile**
- BT Business services – Call 0800 **400 400** or visit **www.bt.com/business**

Information on the services we offer is regularly enclosed with BT phone bills.



BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley, London
Printed in England by Pindar plc
Printed on elemental chlorine-free paper sourced from sustainable forests

www.bt.com



PROSHARE
PRIVATE INVESTOR AWARDS
2003 WINNER



Delivering today
Investing for tomorrow

Notice of
Annual General
Meeting 2004

10.30 am
14 July 2004

Cardiff International
Arena, Cardiff

Dear Shareholder

I have pleasure in sending you the Notice of this year's Annual General Meeting for shareholders of BT Group, which will be held in Cardiff on Wednesday 14 July 2004.

We like to give as many shareholders as possible the opportunity to attend the AGM. For that reason, each year we hold the meeting in a different city in the UK. To make the meeting accessible to even more shareholders, we will this year broadcast my speech and the speech of our Chief Executive, Ben Verwaayen, live over the internet. Details of how to view this webcast are on page 6 of this Notice.

Of the directors proposed for re-election this year, one is an independent non-executive director, John Nelson. I am pleased to provide confirmation to shareholders that we continue to regard John as an effective non-executive director. He makes a valuable contribution to the Board and has demonstrated a high level of commitment to the role.

Even if you are not able to come to the meeting in person, your vote is still important. I would urge you, regardless of the number of shares you own, to vote either by completing, signing and returning the enclosed form of proxy, or by registering your proxy appointment and voting instructions over the internet or by telephone or fax.

More than 150,000 shareholders now receive shareholder communications electronically rather than in paper form, resulting in cost savings for your Company. If you have not yet signed up for this facility and wish to do so, details are provided on page 11 of this Notice.

If you intend coming to this year's meeting, please either return the AGM Intention to Attend card or indicate your intention to attend over the internet or by phone.

I look forward to seeing you in Cardiff.

Yours sincerely

Sir Christopher Bland
Chairman

19 May 2004

Notice of Meeting

The 2004 Annual General Meeting of BT Group plc will be held at the Cardiff International Arena, Mary Ann Street, Cardiff CF10 2EQ on Wednesday 14 July 2004 at 10.30 am to consider the following:

Ordinary business

Resolution 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2004 be received.
The directors are required to present to the meeting the accounts, and reports of the directors and auditors, for the year ended 31 March 2004. They are contained in the Company's Annual Report.

Resolution 2
That the directors' remuneration report for the year ended 31 March 2004 be approved.
The directors are required to ask shareholders to vote on the report on directors' remuneration. A summary of the report is included in the Annual Review, which accompanies this Notice. A copy of the full report, contained in the Annual Report, is sent to shareholders if requested or it can be viewed on the Company's website (see "Internet" on page 11).

Resolution 3
That the final dividend of 5.3 pence per share recommended by the directors be declared payable on 6 September 2004 to holders of ordinary shares registered at the close of business on 6 August 2004.
The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4-7: re-election of directors
Under the Company's articles of association ("articles"), in compliance with the Combined Code on Corporate Governance, all directors have to retire and be re-elected every three years at an Annual General Meeting. In the interests of good corporate governance, the Board has asked four directors to retire by rotation at this year's meeting even though Sir Christopher Bland is the only director who must do so under the articles. This is because all the others were elected directors within the past two years.

Information about the four directors who are proposed by the Board for re-election is given below each resolution.

Resolution 4
That Sir Christopher Bland be re-elected as a director.
Sir Christopher Bland was appointed to the Board of British Telecommunications plc as Chairman on 1 May 2001. He became Chairman of the Company at the time of the demerger of mmO2 in November 2001. He chairs the Nominating and Community Support Committees and is a member of the Pension Scheme Performance Review Group.

He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.

Sir Christopher, who was chairman of the Hammersmith and

Queen Charlotte's Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital's NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister's Advisory Panel on the Citizens' Charter. He is senior adviser at Warburg Pincus and chairman of the Royal Shakespeare Company. Aged 65.

Resolution 5
That Andy Green be re-elected as a director.
Andy Green was appointed to the Board on 19 November 2001. He is a member of the Operating Committee. In October 2001 Andy Green was appointed as Chief Executive of BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Since joining the Company in 1986, he has held a number of positions, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy Green was a member of the former Executive Committee from February 1995. Aged 48.

Resolution 6
That Ian Livingston be re-elected as a director.
Ian Livingston was appointed Group Finance Director in April 2002. He is a member of the Operating Committee and the Pension Scheme Performance Review Group. Before joining the Company he was group finance director of Dixons Group, a position he held from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a director of Freeserve from its inception. Ian Livingston is a Chartered Accountant. He is a non-executive director of Hilton Group. Aged 39.

Resolution 7
That John Nelson be re-elected as a director.
John Nelson was appointed to the Board on 14 January 2002. He is a member of the Audit and Nominating Committees and the Pension Scheme Performance Review Group. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.

Prior to joining CSFB in January 1999, John Nelson spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also a chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York. He is deputy chairman of Kingfisher and a non-executive director of Hammerson. Aged 56.

Resolution 8
That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be fixed by the directors.
The resolution proposes the reappointment of PricewaterhouseCoopers LLP as the Company's auditors. In accordance with standard practice, it gives authority to the directors to decide how much they should be paid.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 9

That the authority and power conferred on the directors in relation to the Section 80 Amount by Article 74 of the Company's articles of association be renewed until 13 October 2005 and for that period the Section 80 Amount shall be £142 million.

Under the Companies Act 1985 (Section 80), the directors of a company may allot unissued shares only if authorised to do so. The articles give a general authority to the directors to allot unissued shares, but that authority is subject to renewal by shareholders. Passing this resolution will continue the directors' flexibility to act in the best interests of shareholders, when opportunities arise, by issuing new shares.

The directors will be able to issue new shares up to a nominal value of £142 million (the Section 80 Amount), which is equal to approximately 33% of the issued share capital (excluding treasury shares) of the Company as at the date of this Notice.

As at 14 May 2004, the Company held 44.2 million treasury shares which is equal to 0.5% of the issued share capital of the Company (excluding treasury shares) in issue as at that date.

The following two resolutions will be proposed as special resolutions.

Resolution 10

That the authority and power conferred on the directors by Article 74 of the Company's articles of association be:

- **extended to any sale of shares which the Company may hold as treasury shares; and**
- **renewed until 13 October 2005;**

and for that period the Section 89 Amount shall be £22 million.

If shares are to be allotted for cash, the Companies Act 1985 (Section 89) requires those shares to be offered first to existing shareholders in proportion to the number of shares they hold at the time of the offer. However, it may sometimes be in the interests of the Company for the directors to allot shares other than to shareholders in proportion to their existing holdings.

All references to allotment in this note include the sale of treasury shares. (Treasury shares are explained more fully in the notes to Resolution 11).

The articles give the following general authorities to the Board, which are subject to renewal by shareholders, to allot shares:

- in connection with a rights issue – defined (in summary) as an offer of equity securities to shareholders which is open for a period decided by the Board, subject to any limits or restrictions which the Board thinks are necessary or appropriate; and
- not in connection with a rights issue – so that the pre-emption requirement does not apply to allotments of shares for cash up to a specific amount.

This resolution would allow the directors to allot shares for cash only:

- up to a nominal value of £22 million (the Section 89 Amount), which is approximately 5% of the Company's issued share capital (including treasury shares) as at the date of this Notice; or

- in a rights issue as defined in the articles (see above).

This means that the interests of existing shareholders are protected. If a share issue is not a rights issue, the proportionate interest of existing shareholders could not, without their agreement, be reduced by more than 5% by the allotment of new shares for cash to new shareholders by reference to the issued share capital at the date of this Notice.

There are no current plans to allot shares except in connection with the Company's employee share plans.

The authorities sought by Resolutions 9 and 10 will last for 15 months until 13 October 2005, although the directors intend to seek renewal of these powers at each Annual General Meeting.

Resolution 11

That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of shares of 5p each in the Company, subject to the following conditions:

(a) the maximum number of shares which may be purchased is 859 million shares;

(b) the minimum price which may be paid for each share is 5p;

(c) the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(d) this authority will expire at the close of the Annual General Meeting of the Company held in 2005, or if earlier, 13 October 2005 (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).

The directors believe that it is helpful for the Company to continue to have the flexibility to buy its own shares and this resolution seeks authority from shareholders to do so.

This resolution would renew the 2003 authority, which was in similar terms, and would be limited to 859 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice.

The minimum and maximum prices to be paid for the shares are stated in the resolution. The directors would only exercise this authority after considering the benefits for shareholders generally. The purchase of shares by the Company under this authority would be a purchase in the market. It should not be confused with any share dealing facilities that may be offered to shareholders by the Company.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations"), which came into effect on 1 December 2003, allow shares purchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company's obligations under its employee share plans.

During the 2004 financial year, 80.6 million shares were purchased (1% of the share capital) for a total consideration of £144 million, at an average price of £1.77 per share. 36.2 million shares were cancelled and 44.4 million shares were retained as treasury shares. As at 14 May 2004, 0.2 million treasury shares had been transferred to meet the Company's obligations under its employee share plans.

The Company's current intention is to hold any shares purchased as treasury shares but retains the flexibility to cancel them if it considers this to be in the best interests of the Company. Any treasury shares used to meet the obligations under the Company's employee share plans will, so long as required under institutional investor guidelines, be counted towards the limits in the plans on the number of new shares which may be issued under them.

The authority sought by this resolution will end by 13 October 2005, although the directors intend to seek renewal of this power at each Annual General Meeting.

As at 14 May 2004, there were options outstanding over 427 million shares (of which options over 233 million shares were in respect of options granted under the savings-related share option plans), representing 2.7% of the Company's issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 3% of the Company's issued share capital (excluding treasury shares). There are no warrants outstanding.

The following resolution will be proposed as an ordinary resolution.

Resolution 12
That British Telecommunications plc, a wholly owned subsidiary of the Company, be authorised to make donations to EU (European Union) political organisations, not exceeding £100,000 in total, during the period beginning with the date of the 2004 Annual General Meeting and ending at the conclusion of the day on which the 2005 Annual General Meeting is held.
The Companies Act 1985 requires companies to obtain shareholder authority before they can make donations to EU political organisations (which include UK political parties). The definition of political donations used in the Act is very broad and, as a result, it covers activities that form part of normal relationships between British Telecommunications plc (BT) and the political machinery. These activities are not designed to support any political party nor to influence public support for a particular party and would not be thought of as political donations in the ordinary sense of those words. They are entirely non-political in nature and are designed so that BT can make MPs and others aware of key industry issues and matters affecting the Company. In the year to 31 March 2004 BT spent £25,690.

BT Group's policy is that it does not, directly or through BT or any other subsidiary, make what are commonly regarded as donations to any political party. The authority we are requesting from shareholders is not designed to change that policy. It will, however, ensure that BT acts within the provisions and definitions of the current UK law when carrying out the above activities.

Only shareholders on the Register of Members at 6.00 pm on 12 July 2004 are entitled to attend and vote.

A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to vote on his or her behalf.

A proxy need not be a shareholder of the Company.

On a poll, the number of shares held by each shareholder at 6.00 pm on 12 July 2004 will decide the number of votes that the shareholder may cast.

By order of the Board

Larry Stone
Secretary
81 Newgate Street
London EC1A 7AJ
19 May 2004

Documents

The following documentation, which is available for inspection during business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 9.30 am on the day of the meeting until the conclusion of the meeting:

(a) the register of interests of directors (and their families) in the share capital of the Company;

(b) copies of all service contracts and contracts of appointment between the directors and the Company; and

(c) printed copies of this Notice and the documentation made available to shareholders using electronic communication, including the Annual Report and Form 20-F 2004 and the Annual Review 2004.

Your directors believe that the proposals in Resolutions 1 to 12 are in the best interests of both the Company and its shareholders. Accordingly, the directors unanimously recommend that you vote in favour of all these resolutions, as they intend to do in respect of their own beneficial holdings.

AGM Information

You have the right to attend, speak and vote at the Annual General Meeting if you are on the BT Group share register at 6.00 pm on 12 July 2004.

If you are not attending the meeting, you may appoint someone else as your "proxy" to attend the meeting and/or vote on your behalf, by post, fax, over the internet or by telephone. The number of shares you hold as at the above register deadline will decide how many votes you or your proxy will have if there is a poll.

Time of meeting

10.30 am on 14 July 2004. Doors open at 9.30 am to the shareholder helpdesk, for questions and queries, and to the reception area.

Place of meeting

Cardiff International Arena, Mary Ann Street, Cardiff, CF10 2EQ. A map and travel instructions are included on page 9 of this Notice.

If you are coming to the meeting

If you were sent an **AGM Intention to Attend Card**, please sign and return it. No stamp is required if posting within the UK, even if you use an envelope. You can also register your intention to attend over the internet (see Internet Proxy Appointment on page 7), or by calling the telephone number given for appointing proxies on page 7.

Admission Card/Form of Proxy

Please bring your **Admission Card/Form of Proxy**. It authenticates your right to attend, speak and vote and will speed your admission. You will need to keep it until the meeting ends. You may also find it helpful to bring with you this Notice and the **BT Annual Review 2004**, so that you can refer to them at the meeting.

Joint shareholders

All joint shareholders may attend and speak at the meeting. However, only the first shareholder listed on the Register of Members is entitled to vote.

Questions

Before voting on each resolution, shareholders will have the opportunity to ask questions. If you wish to ask a question, please make your way to a question point where there will be someone to help you.

If you are not coming to the meeting

Webcast
For the first time this year, the speeches by the Chairman, Sir Christopher Bland, and the Chief Executive, Ben Verwaayen, will be broadcast live on the internet at **www.bt.com/btagm2004**. Questions and voting on the business of the meeting will not be broadcast.

If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software.

Appointing a proxy

Whoever you appoint as proxy can vote, or abstain from voting, as he or she decides on any other business which may validly come before the meeting. This would include a proxy appointed using the CREST service (see below).

The proxy appointment and instructions (together with any authority – see notes 1.4 and 1.5 below), however submitted, must be received by Lloyds TSB Registrars by 10.30 am on Monday 12 July 2004 to be valid.

1. By post or fax
1.1 Appointing the Chairman as your proxy.
For convenience, the appointment of the Chairman has already been included.

1.2 Appointing someone other than the Chairman as your proxy.
You should delete the words "the Chairman of the meeting or" on the form, initial the alteration, and insert the name and address of your proxy in the space provided. A special admission card, together with a copy of this Notice, will be sent direct to the person you appoint.

1.3 Instructing your proxy how to vote.
If you have appointed the **Chairman** as your proxy, you can tell him how to vote on the resolutions to be proposed at the AGM by placing a cross in the appropriate box to indicate whether you wish your votes to be cast "For" or "Against" that resolution, or if you wish to "Abstain". Unless you give specific instructions on how to vote on a particular resolution, the Chairman will have the discretion as to whether, and if so how, he votes.

If you have appointed **someone else** as your proxy, it is your responsibility to tell him or her how you want your votes cast. It is a good idea to fill in the form beforehand, otherwise he or she may vote (or abstain from voting) as he or she decides.

1.4 Completing the Form of Proxy
Before returning the **Form of Proxy**, please check that it has been signed and dated. In the case of joint holders, any one of you may sign. If someone signs on your behalf, the authority under which it is signed, (or a copy of the authority certified by a solicitor or notary), must be returned with the **Form of Proxy**.

1.5 Corporate appointment of proxy
Where the person appointing the proxy is a company, the **Form of Proxy** must either be sealed or signed by an officer of the company or an authorised attorney, and returned together with the appropriate authority or power of attorney.

1.6 Posting details
The FREEPOST return address is printed on the back of the **Form of Proxy**.

If you do not wish the **Form of Proxy** to be seen by anyone except the Company and the Registrar, you should post it in an envelope to:

Lloyds TSB Registrars (2450)
FREEPOST (KE7700)
The Causeway
Worthing
West Sussex BN99 6BU

There is no postage to pay if posted in the UK.

1.7 Shareholders outside the UK
Shareholders outside the UK should reply using the return-addressed envelope provided. If you live in a country covered by the International Business Reply Service, postage on the envelope has been prepaid.

1.8 Fax
You can fax the **Form of Proxy** to Freefone 0808 **100 4142** (+44 1903 702341 from outside the UK).

2. Internet Proxy Appointment
You may appoint a proxy and/or indicate your intention to attend the meeting by logging on to **www.sharevote.co.uk** and following the instructions on the screen. You will need your Reference Number (the 24-digit number printed below your name and address on the accompanying **Admission Card/Form of Proxy**). Alternatively, if you are registered for the BT e-communication service, you can go to **www.shareview.co.uk** and click on "Company Meetings".

Any electronic communication that is found to contain a computer virus will not be accepted.

This internet service is governed by Lloyds TSB Registrars' conditions of use, which can be seen at **www.sharevote.co.uk**.

3. Telephone Proxy Appointment
You may appoint a proxy and/or indicate your intention to attend the meeting using the Lloyds TSB Registrars' telephone proxy appointment and voting instruction service ("Telephone Service") by calling Freefone 0808 **100 4141** (or +44 1903 702892 from outside the UK) before 10.30 am on 12 July 2004.

Lines will be open from 8.30 am to 5.30 pm, Monday to Friday.

You should read the Conditions of the Telephone Service carefully before calling.

3.1 Information needed for the Telephone Service:
- your Reference Number – the 24-digit number printed below your name and address on the **Admission Card/Form of Proxy**;
- your Card ID and Account Numbers – printed alongside your Reference Number on the **Admission Card/Form of Proxy**;
- the name of the person you wish to appoint as your proxy, if not the Chairman; and
- your instructions on how you wish to vote on each resolution at the AGM.

3.2 Conditions of the Telephone Service
The use of the Telephone Service by the Company's shareholders, and participants in the BT Employee Share Ownership Scheme and BT Group EasyShare, is governed by Lloyds TSB Registrars' conditions of use of the service.

These conditions are legally binding and should be read carefully before using the Telephone Service.

3.3 Confirmations
Use of the Reference Number will be treated as confirming that the user:
- is registering to use the Telephone Service;
- has the right to vote their shares and/or give instructions; and
- has read, understood and agreed to be bound by these conditions of use.

3.4 Reference Number and security
Your Reference Number should be disclosed to someone else only if you want that person to access the Telephone Service on your behalf, and you have given that person power of attorney to do so. Corporate shareholders should note that revealing their Reference Number to a client may enable that client to use the Telephone Service in respect of the entire position.

3.5 Authority given by use of the Reference Number
Lloyds TSB Registrars and/or Lloyds TSB Registrars Corporate Nominee Limited and/or BT Employee Shares Trustees Limited and/or the Company ("Recipient Companies") will be entitled to act on instructions received via the Telephone Service by the use of a Reference Number without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by the shareholder, participant or duly authorised attorney. However, written confirmation of appointments may be insisted upon and additional security checks may be made where it is reasonably believed they are justified.

3.6 Availability of Telephone Service
Lloyds TSB Registrars will make all reasonable efforts to ensure that the Telephone Service is available during the times specified in the voting documentation, but circumstances beyond their control may mean that this is not possible.

3.7 Limitation of liability
None of the Recipient Companies is liable for any direct loss or damage resulting from making the Telephone Service available, unless directly caused by its negligence, fraud or deliberate default. Each of the Recipient Companies' liability for consequential and indirect losses is excluded (except in the case of fraud). None of the Recipient Companies will have any liability for instructions accepted via the Telephone Service in good faith.

3.8 Record keeping
Lloyds TSB Registrars may record all telephone conversations in connection with the Telephone Service and will keep all records of proxy appointments and other instructions given via the Telephone Service for up to one year.

3.9 Law
English law will govern these conditions of use and users of the service submit to the jurisdiction of the English Courts in connection with any dispute.

4. CREST Electronic Proxy Appointment
CREST members wishing to appoint a proxy using the CREST electronic proxy appointment service may do so by using the procedures set out in the CREST manual. If you are a CREST personal member, a CREST sponsored member, or a CREST member who has appointed a voting service provider (collectively known as "appointor members"), you should refer to your CREST sponsor or voting service provider(s), who can take the appropriate action for you.

So that a CREST proxy appointment or instruction to a proxy can be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in compliance with CRESTCo's specifications and must contain the necessary information, described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so that Lloyds TSB Registrars (ID 7RA01) receive it by 10.30 am on 12 July 2004. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by asking CREST in the way CREST require.

CRESTCo does not make available special procedures in CREST for any particular messages, so normal system timings and limitations apply to the input of CREST Proxy Instructions. CREST members (or appointor members) are responsible for taking (or arranging for their CREST sponsor or voting service provider(s) to take) any necessary action to ensure that a message is transmitted by means of the CREST system by any particular time. There are practical limitations of the CREST system and timings which you and your CREST sponsors or voting service provider(s) need to consider.

The Company can treat as invalid a CREST Proxy Instruction in the circumstances permitted by legislation (Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001).

BT Employee Share Ownership Scheme ("ESOS") participants

You do not have the right to attend the AGM, but may instruct the ESOS Trustees how to vote the shares they hold on your behalf by placing a cross in the relevant box on the enclosed **Voting Instruction Card**. If you do not wish the Trustees to vote on a particular resolution please leave the relevant boxes blank. You should then sign and date the card and return it to the Trustees (see posting details at 1.6 above) to be received by the Trustees no later than 10.30 am on 12 July 2004.

You may also give your voting instructions to the Trustees over the internet, by telephone or by fax (see above).

ESOS participants who are also shareholders

Where possible, you have been sent a **Form of Proxy/Admission Card** and a **Voting Instruction Card** together with only one copy of the **BT Annual Review** and this Notice.

You may have received separate sets of documents as it was not possible to combine your records e.g. as different dividend payment instructions apply.

To avoid additional mailings please contact Lloyds TSB Registrars to combine your records.

BT Group EasyShare ("EasyShare") participants

You have been sent a separate **Form of Proxy/Admission Card**. You are able to attend the AGM and speak and vote your shares at the meeting. Because these shares are held through Lloyds TSB Registrars Corporate Nominee Limited ("NomineeCo"), it has been agreed that you may attend the AGM as NomineeCo's corporate representative. Attendance at the meeting will be taken as acceptance of this arrangement. This also applies to joint holders, who may attend and speak at the meeting in the same capacity.

If you are not attending the meeting, you (or any other person named jointly with you on the **Form of Proxy**) may use the **Form of Proxy** to instruct NomineeCo to appoint the proxy of your choice to attend the meeting and vote on your behalf.

You may give your voting instructions over the internet, by telephone or fax, and can register your intention to attend over the internet or by telephone (see above).

BT Group Employee Share Investment Plan participants (allshare and directshare)

You do not have the right to attend the AGM, but may instruct the Trustee of the Plan, Halifax Corporate Trustees Limited, to vote shares held on your behalf. Halifax Corporate Trustees Limited have advised participants separately how they may give instructions for their shares to be voted.

AGM Venue

Venue arrangements

Admission
For security reasons and to speed up admission, it would be helpful if you did not bring suitcases or large bags, a camera, laptop computer or tape recorder. You may otherwise be required to deposit them in a secure property store for collection after the meeting.

Language
The proceedings of the meeting will be conducted in English. However, translation facilities will be available for those shareholders who wish to participate in Welsh. In addition, Welsh speaking personnel will be available to provide assistance.

Smoking
Smoking will not be permitted in the auditorium.

Mobile phones
Please ensure mobile phones or pagers are switched off for the duration of the meeting.

Refreshments
Tea and coffee will be available in the reception area before the meeting. Light refreshments will be served after the meeting.

Shareholders with disabilities
The following facilities will be available:
- sound amplification
- induction loop
- sign language interpretation, and
- wheelchair facilities.

Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

How to get there
The Cardiff International Arena (CIA) is located at Mary Ann Street, Cardiff CF10 2EQ.

If you travel by train
Cardiff Central railway station is 4 minutes' walk.

For further information please contact **National Rail Enquiries** on 08457 48 49 50 or visit **www.thetrainline.com**.

If you travel by bus or coach
Cardiff Bus and Coach Station, where most local buses start and terminate their journeys, is 4 minutes' walk.

If you travel by car
Directions for approaching the CIA

From the east: M4 junction 29, A48 (M), A4232, A4161, Newport Road, Station Terrace, Guildford Street, Bridge Street, Mary Ann Street.
There is a toll charge for vehicles travelling Westbound on the M4 at the Severn Bridge.

From the west: M4 junction 33, A4234, Bute Terrace, Mary Ann Street.

Car parking
There are a number of NCP car parks within walking distance.


TO A470 (A469)
TO CAERPHILLY A48
& M4 JUNCTION 32
CIVIC CENTRE
NORTH ROAD
THISTLE HOTEL
TO A4161 TO NEWPORT
& M4 EAST JUNCTION 29
CARDIFF CASTLE
TO A4161
VALE OF
GLAMORGAN
& M4 WEST
NEWPORT ROAD
QUEEN STREET
STATION TERR.
QUEEN STREET STATION
MILLENNIUM STADIUM
THE HAYES
MARY ANN ST
GUILDFORD ST.
ST MARY STREET
CHURCHILL WAY
TO A4234
CARDIFF BAY
& M4
JUNCTION 33
RIVER TAFF
BRIDGE ST.
BUTE TERRACE
WOOD STREET
BUS & COACH STATION
CARDIFF CENTRAL STATION
JURYS HOTEL
BIG SLEEP HOTEL
CARDIFF INTERNATIONAL ARENA & CONVENTION CENTRE
A4160 TO PENARTH
& BARRY
MARRIOTT HOTEL
P

Calendar of Key Dates

14 July 2004
Annual General Meeting. Details are in this Notice.

29 July 2004
First quarter results announced.*

6 September 2004
Proposed final dividend of 5.3 pence per share paid to
shareholders who are on the register on 6 August 2004.*

11 November 2004
Second quarter and half year results announced.*

February 2005
Third quarter and nine months results announced.*
Payment of 2005 interim dividend.*

May 2005
Fourth quarter and full year results announced.*

June 2005
2005 annual report and accounts published.*

*Dates are based on present expectations.

The results announcements and financial highlights will all be
available on our website at **www.bt.com/sharesandperformance**.

Recorded highlights of each results announcement will be
featured on **Shareline** on Lo-call 0845 701 0707.

When you use one of BT's Lo-call numbers from anywhere within
the UK, you pay only the price of a local call. Different rates may
apply to calls from non-BT networks.

Electronic communication

Internet

There's a wealth of constantly updated information about the Company at **www.bt.com/aboutbt**.

Our Services for Shareholders pages at **www.bt.com/sharesandperformance** provide services of particular interest to our shareholders.

Shareholders can receive all BT shareholder communications electronically by using the BT e-communication service.

Shareholder**Plus**

Shareholder**Plus** is an exclusive range of online shareholder offers on products and services from BT and partner companies. It is available to BT shareholders who choose to receive shareholder communications using the BT e-communication service, and also have dividends paid directly to a bank or building society or join the BT Dividend investment plan.

Shareview

Shareholder**Plus** is provided to the Company's shareholders in association with the Lloyds TSB Registrars' **Shareview** service. **Shareview** enables you to:

- access your shareholdings and view any recent sales, purchases or transfers
- build and manage a full portfolio of your shares online
- see all your dividend information including electronic tax vouchers
- update address and/or bank details online
- appoint a proxy to represent you at company meetings.

If you want to take advantage of Shareholder**Plus** offers and **Shareview** services, please go to **www.bt.com/signup** and follow the on-screen instructions (to take advantage of **Shareview** services only, you can go to **www.shareview.co.uk**), or call Freefone 0808 **100 4141** (+44 121 433 4404 from outside the UK) and talk to one of our helpline operators.

Registration for Shareholder**Plus** and Shareview is free.

You will need your unique 8-character shareholder account number, (printed below your name on the accompanying **Admission Card/Form of Proxy**). You will be asked to choose a secret PIN, and once you have registered you will be sent a User ID by post. You can then use your User ID and PIN to get secure access to Shareholder**Plus** and/or **Shareview** whenever you like.

Shareholder Information

Report and accounts

The Company publishes two reports annually:
- **Annual Report** and **Form 20-F ("annual report")** – the Company's full report and accounts; and
- **Annual Review ("annual review")** – a shorter report, including a summary financial statement, designed to meet the needs of our private shareholders.

You will be sent only the annual review unless you notify us that you wish to receive the annual report.

The annual report for 2004 is also available on our website at **www.bt.com/sharesandperformance**.

Alternatively, you can request a printed copy of the annual report for 2004 and/or future years, free of charge, by calling the Shareholder Helpline or contacting Lloyds TSB Registrars (see "Enquiries" below).

Enquiries

Lloyds TSB Registrars maintain the Company's share register and, separately, the registers for the BT Employee Share Ownership Scheme (ESOS) and BT Group EasyShare. They also provide a telephone helpline service.

If you have any enquiries about the AGM, or about your BT Group shareholding, please contact Lloyds TSB Registrars:

By telephone to the BT Group Shareholder Helpline
Freefone: 0808 **100 4141**
Fax: 01903 833371
Textphone: Freefone 0800 **169 6907**
Email: **bt@lloydstsb-registrars.co.uk**

From outside the UK
Tel: +44 121 433 4404
Fax: +44 1903 833371
Textphone: +44 121 415 7004

Or in writing, remembering to include a daytime telephone number, to:
Lloyds TSB Registrars (2450)
The Causeway
Worthing
West Sussex BN99 6DA.

Data Protection Statement

Your personal data include all data provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in ESOS or EasyShare or other "participant", including your name and contact details, the votes you cast and your Reference Number (attributed to you by the Company (all references to the Company include BT Group plc and British Telecommunications plc)). The Company determines the purposes for which, and the manner in which, your personal data are to be processed. The Company and any third party to which it discloses the data (including Lloyds TSB Registrars) may process your personal data for the purposes of compiling and updating the Company records, fulfilling the Company's legal obligations and processing the shareholder rights you exercise.



BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley, London
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www.bt.com